EXHIBIT 99.1

Hydro to Pursue Long-Term Growth as Focused Aluminium Company

OSLO, Norway, Dec. 18, 2006 (PRIME NEWSWIRE) -- Hydro will continue as one of the world's leading, integrated aluminium companies following the recommended merger of Hydro's oil and gas activities with Statoil.

"The restructuring of Hydro's aluminium activities is nearly complete. Hydro is ready to move on as a strong and focused aluminium company aimed at growing profitably through targeted international business development, operational excellence, leading technology and innovative solutions," said President and Chief Executive Officer Eivind Reiten, who continues in his position with Hydro and is proposed as Chairman of the Board of the merged energy company.

Following the completion of the recommended merger, Hydro will be the world's third-largest listed aluminium company and is expected to be the fourth-largest company listed on the Oslo Stock Exchange in terms of market capitalization. Hydro's upstream aluminium activities, Aluminium Metal, will deliver strong results in 2006 and profitability in Aluminium Products has improved.

Hydro is the second-largest producer of hydropower in Norway. This is an asset that will be an important part of Hydro going forward, leveraging a strong, captive power portfolio in Norway and taking competence abroad Hydro will continue to focus on its high performing primary production system and well-developed casthouse and remelter system in Europe and in the United States. Hydro will also pursue new alumina and metal growth opportunities in attractive areas. The third expansion of the Alunorte alumina refinery in Brazil strengthens its position as the global leading alumina refinery. The planned giant metal smelter in Qatar, a 50/50 joint venture between Hydro and Qatar Petroleum, is progressing according to plan.

The ongoing restructuring of the downstream aluminium portfolio is expected to be completed in 2007. Hydro has some of the most cost-efficient Rolled Products assets in Europe and key positions in global markets for lithographic sheet and aseptic foil. The company also has a focused Extrusion business built on strong brands and proximity to the customer. It is the largest supplier of aluminium building systems in Europe.

In addition to core activities, Hydro Other Businesses will remain within Hydro as will Hydro's engagement in the solar energy industry. Hydro earlier this month announced that it plans to list or divest its petrochemicals business, Hydro Polymers.

Hydro will continue with a strong financial position. Net interest-bearing debt is expected to be approximately NOK 4 billion at the end of 2006. Hydro's debenture bonds will as part of the transaction follow the oil and gas activities. To balance the net interest bearing debt to zero, a cash amount equal to the bonds will be transferred at closing.Proposed dividend for 2006 is NOK 5 per share, totalling NOK 6.1 billion, which will be funded by Hydro's oil and gas activity. Hydro expects to continue its current dividend policy with a payout ratio of 30 percent of net earnings over the cycle.

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk, Regulation and Other Information - Risk Factors" on page 92 of Hydro's Annual Report and Form 20-F 2005 and subsequent filings on Form 6-K with the US Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACTS:

Press contact
Contact Tor Steinum
Telephone +47 22532731
Cellular +47 95083933
E-mail Tor.Steinum@hydro.com

Investor contact
Contact Stefan Solberg
Telephone +47 22533539
Cellular +47 91727528
E-mail Stefan.Solberg@hydro.com

Norsk Hydro ASA
Drammensveien 264
N-0240 Oslo
Norway
Telephone: +47 22 53 81 00
Fax: +47 22 53 27 25
www.hydro.com